Evergreen VA Blue Chip Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
5	PORTFOLIO MANAGER INTERVIEW
7	FINANCIAL HIGHLIGHTS
9	SCHEDULE OF INVESTMENTS
15	STATEMENT OF ASSETS AND LIABILITIES
16	STATEMENT OF OPERATIONS
17	STATEMENTS OF CHANGES IN NET ASSETS
18	NOTES TO FINANCIAL STATEMENTS
22	INDEPENDENT AUDITORS’ REPORT
23	ADDITIONAL INFORMATION
24	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen VA Blue Chip Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“We believe the economy will improve over the next several months. Interest rates are low and inflation is at a moderate level. Inventories have declined and the growth in capacity has been limited, suggesting that there is room for the industrial economy to improve. . . . In managing the fund, we will continue to focus on high-quality companies that are market leaders and that we believe have attractive and predictable earnings growth and strong management.”

MANAGEMENT TEAM

Patricia A. Bannan, CFA
Large Cap Core Growth Team Lead Manager

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 4/27/2000	Class 1*	Class 2
Class Inception Date	4/27/2000	7/31/2002

Average Annual Return

1 year	-22.05%	-22.08%

Since portfolio inception	-18.23%	-18.24%

12-month income dividends per share**	$0.02	$0.02

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
** The distributions for Class 2 are for the period from its inception on July 31, 2002, through December 31, 2002.

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen VA Blue Chip Fund Class 1 shares,1 versus a similar investment in the Standard & Poor’s 500 Index (S&P 500) and the Consumer Price Index (CPI).

The S&P 500 is an unmanaged market index and does not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

1 Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns have not been adjusted to reflect the effect of the 0.25% 12b-1 fee for Class 2. Class 1 does not pay a 12b-1 fee. If these fees had been reflected, returns for Class 2 would have been lower. The advisor is currently waiving a portion of its advisory fee. Had the fee not been waived, returns would have been lower.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class 1 shares had a total return of -22.05% for the 12-month period ended December 31, 2002. During the same period, the Standard & Poor’s 500 Index returned -22.10%, while the median return of funds in the Lipper Variable Annuity Large Cap Core Funds Classification was -23.34%. Lipper is an independent monitor of mutual fund performance.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)

Total Net Assets	$9,816,940

Number of Holdings	121

P/E Ratio	19.6x

What was the investment environment like during the period?

The period witnessed a challenging investment environment. Early in the period, the economy appeared to be on track for recovery. Interest rates and inflation were at relatively low levels. Consumer spending was robust, and the industrial side of the economy seemed to have reached the bottom of its slump. As the period progressed, however, economic data became more mixed. While consumers continued to spend and prop up the economy, unemployment rose and the much hoped-for increase in corporate capital spending never materialized. As a result, corporate earnings were fairly soft. It soon became apparent that economic growth for 2002 would be more muted than originally expected. In this environment, uncertainty was the dominant sentiment in the financial markets. It was not just the economy that worried investors, however. Instability in the Middle East and concerns about corporate governance and accounting also took their toll on investor confidence. While there were a number of short-term stock market rallies during the year, the general trend of stock prices was down. Stocks across the capitalization spectrum lost value, but large cap stocks declined the most.

TOP 5 SECTORS
(as a percentage of 12/31/2002 net assets)

Financials	18.3%

Consumer Discretionary	14.4%

Health Care	14.3%

Information Technology	13.9%

Industrials	13.0%

How did you manage the fund in this environment?

While virtually all economic sectors struggled during the period, successful stock picking benefited the fund’s performance. In general, we focused on high-quality, conservative companies that had the potential for higher earnings. In the technology sector, which was among the worst performing areas, companies such as Lexmark, Affiliated Computer Systems and Microsoft aided results. In the telecommunication services sector, we limited investment in wireless companies and opted instead to invest in more traditional names. This strategy helped the fund’s return. Certain utility companies were also beneficial to the fund. In materials, we emphasized chemical companies, including PPG Industries and Praxair, which performed well. In the energy sector, we favored natural gas companies, which benefited from tight supply. Weatherford,

PORTFOLIO MANAGER INTERVIEW continued

Devon Energy, Ocean Energy and Nabors contributed to the fund’s return.

What detracted from performance?

The fund’s financial stocks held back performance. These included Capital One Financial, which suffered when questions arose about its classification of loans; Citigroup declined because of issues surrounding WorldCom; and Washington Mutual and Mellon Bank also underperformed. In the healthcare sector, Baxter suffered from earnings disappointments and HCA was tainted by investigations about Tenet Healthcare. Consumer discretionary stocks, such as Delphia, Viacom and Disney, also detracted from performance. Home Depot, which had been a market leader, declined as concerns arose about potential weakness in consumer spending.

TOP 10 HOLDINGS
(as a percentage of 12/31/2002 net assets)

Exxon Mobil Corp.	2.9%

Microsoft Corp.	2.9%

Citigroup, Inc.	2.5%

Freddie Mac	2.3%

Pfizer, Inc.	2.3%

Wal-Mart Stores, Inc.	2.2%

Johnson & Johnson Co.	1.8%

3M Co.	1.8%

General Electric Co.	1.7%

American International Group, Inc.	1.7%

What is your outlook for the next 12 months?

We believe the economy will improve over the next several months. Interest rates are low and inflation is at a moderate level. Inventories have declined and the growth in capacity has been limited, suggesting that there is room for the industrial economy to improve. While consumer spending should continue to be relatively strong, the consumer will not lead the expansion. Consumers never retrenched in the downturn, therefore, they have little pent-up demand. We believe the stock market has potentially bottomed. Valuations are attractive, although stocks are not selling at bargain-basement prices. We believe there is the potential for an upturn in the market, but we do not expect to see explosive growth. In managing the fund, we will continue to focus on high-quality companies that are market leaders and that we believe have attractive and predictable earnings growth and strong management.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002	2001	2000[1]
Class 1[2]
Net asset value, beginning of period	$7.44	$8.95	$10.00
Income from investment operations
Net investment income	0.02	0.02	0.02
Net realized and unrealized gains or losses on securities	-1.66	-1.51	-1.05
Total from investment operations	-1.64	-1.49	-1.03

Distributions to shareholders from net investment income	-0.02	-0.02	-0.02

Net asset value, end of period	$5.78	$7.44	$8.95
Total return[3]	-22.05%	-16.61%	-10.27%
Ratios and supplemental data
Net assets, end of period (thousands)	$9,455	$12,853	$8,861
Ratios to average net assets
Expenses[4]	0.98%	0.97%	1.01%[5]
Net investment income	0.29%	0.32%	0.43%[5]
Portfolio turnover rate	143%	238%	140%

1.  For the period from April 27, 2000 (commencement of operations), to December 31, 2000.

2.  Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.

3.  Total return does not reflect charges attributable to your insurance company's separate account.

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized.

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

Year Ended
December 31, 2002[1,2]
CLASS 2
Net asset value, beginning of period	$6.03
Income from investment operations
Net investment income	0
Net realized and unrealized gains or losses on securities	-0.23
Total from investment operations	-0.23

Distributions to shareholders from net investment income	-0.02

Net asset value, end of period	$5.78
Total return[3]	-3.86%
Ratios and supplemental data
Net assets, end of period (thousands)	$362
Ratios to average net assets
Expenses[4]	1.35%[5]
Net investment income	0.16%[5]
Portfolio turnover rate	143%

1.  For the period from July 31, 2002 (commencement of class operations), to December 31, 2002.

2.  Net investment income per share is based on average shares outstanding during the period.

3.  Total return does not reflect charges attributable to your insurance company's separate account.

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized.

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Shares	Value

COMMON STOCKS 96.3%
CONSUMER DISCRETIONARY 14.4%
Auto Components 0.8%
Johnson Controls, Inc.	475	$ 38,081
Magna International, Inc., Class A	750	42,112
80,193
Automobiles 0.8%
Harley-Davidson, Inc.	1,650	76,230
Hotels, Restaurants & Leisure 0.7%
Carnival Corp., Class A	1,000	24,950
Darden Restaurants, Inc.	2,400	49,080
74,030
Household Durables 0.4%
Newell Rubbermaid, Inc.	1,250	37,912
Internet & Catalog Retail 0.4%
eBay, Inc. *	550	37,301
Media 4.2%
AOL Time Warner, Inc. *	2,100	27,510
Clear Channel Communications, Inc. *	950	35,426
Comcast Corp., Class A *	1,059	24,961
Gannett Co., Inc.	750	53,850
Knight-Ridder, Inc.	800	50,600
USA Interactive, Inc. *	1,850	42,402
Viacom, Inc., Class B *	3,125	127,375
Walt Disney Co.	3,050	49,745
411,869
Multi-line Retail 3.8%
Costco Wholesale Corp. *	1,225	34,374
Target Corp.	4,100	123,000
Wal-Mart Stores, Inc.	4,275	215,930
373,304
Specialty Retail 2.3%
Home Depot, Inc.	2,950	70,682
Lowe’s Companies, Inc.	2,125	79,687
Michaels Stores, Inc. *	925	28,953
Staples, Inc. *	2,675	48,952
228,274
Textiles & Apparel 1.0%
Jones Apparel Group, Inc. *	825	29,238
Nike, Inc., Class B	1,625	72,264
101,502
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
CONSUMER STAPLES 9.1%
Beverages 3.7%
Anheuser-Busch Companies, Inc.	2,150	$ 104,060
Coca-Cola Co.	1,575	69,017
Coca-Cola Enterprises, Inc.	1,350	29,322
PepsiCo, Inc.	3,725	157,269
359,668
Food & Drug Retailing 0.3%
Walgreen Co.	1,175	34,298
Food Products 1.9%
ConAgra, Inc.	2,025	50,645
Kraft Foods, Inc., Class A	2,000	77,860
Sara Lee Corp.	2,575	57,964
186,469
Household Products 1.8%
Colgate-Palmolive Co.	925	48,498
Procter & Gamble Co.	1,475	126,761
175,259
Personal Products 0.8%
Avon Products, Inc.	1,425	76,765
Tobacco 0.6%
Philip Morris Companies, Inc.	1,500	60,795
ENERGY 6.3%
Energy Equipment & Services 0.6%
Weatherford International, Ltd. *	1,350	53,906
Oil & Gas 5.7%
Anadarko Petroleum Corp.	1,125	53,888
BP Plc, ADR	1,250	50,813
Burlington Resources, Inc.	1,350	57,577
ConocoPhillips	1,350	65,326
Exxon Mobil Corp.	8,275	289,128
Ocean Energy, Inc.	2,375	47,429
564,161
FINANCIALS 18.3%
Banks 5.8%
Bank of America Corp.	2,125	147,836
Bank of New York Co., Inc.	1,350	32,346
Charter One Financial, Inc.	3,305	94,953
Fifth Third Bancorp	975	57,086
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
FINANCIALS continued
Banks continued
FleetBoston Financial Corp.	1,225	$ 29,768
Mellon Financial Corp.	1,375	35,901
U.S. Bancorp	2,590	54,960
Wells Fargo & Co.	2,375	111,316
564,166
Diversified Financials 8.1%
American Express Co.	2,300	81,305
Citigroup, Inc.	7,083	249,251
Freddie Mac	3,875	228,819
MBNA Corp.	1,850	35,187
Merrill Lynch & Co., Inc.	3,050	115,747
SLM Corp.	500	51,930
State Street Corp.	875	34,125
796,364
Insurance 4.4%
AFLAC, Inc.	2,200	66,264
Allstate Corp.	800	29,592
American International Group, Inc.	2,888	167,071
Marsh & McLennan Co.	750	34,658
MetLife, Inc.	2,650	71,656
XL Capital, Ltd., Class A	850	65,662
434,903
HEALTH CARE 14.3%
Biotechnology 0.9%
Amgen, Inc. *	1,900	91,846
Health Care Equipment & Supplies 2.0%
Biomet, Inc.	1,400	40,124
Boston Scientific Corp. *	1,025	43,583
Guidant Corp. *	1,250	38,563
Medtronic, Inc.	1,600	72,960
195,230
Health Care Providers & Services 2.2%
Cardinal Health, Inc.	1,425	84,346
HCA-The Healthcare Corp.	1,625	67,437
UnitedHealth Group, Inc.	700	58,450
210,233
Pharmaceuticals 9.2%
Abbott Laboratories, Inc.	1,675	67,000
Bristol-Myers Squibb Co.	1,175	27,201
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
HEALTH CARE continued
Pharmaceuticals continued
Eli Lilly & Co.	675	$ 42,863
Forest Laboratories, Inc. *	350	34,377
Johnson & Johnson Co.	3,300	177,243
Merck & Co., Inc.	2,075	117,466
Pfizer, Inc.	7,362	225,056
Pharmacia Corp.	3,300	137,940
Wyeth	2,000	74,800
903,946
INDUSTRIALS 13.0%
Aerospace & Defense 2.0%
L-3 Communications Holdings, Inc. *	700	31,437
United Technologies Corp.	2,650	164,141
195,578
Building Products 0.9%
American Standard Companies, Inc. *	1,325	94,261
Commercial Services & Supplies 2.1%
Equifax, Inc.	2,200	50,908
First Data Corp.	2,800	99,148
Waste Management, Inc.	2,625	60,165
210,221
Industrial Conglomerates 3.8%
3M Co.	1,425	175,702
General Electric Co.	7,000	170,450
Tyco International, Ltd.	1,350	23,058
369,210
Machinery 2.8%
Deere & Co.	2,325	106,601
Illinois Tool Works, Inc.	1,100	71,346
Ingersoll-Rand Co., Class A	1,250	53,825
SPX Corp. *	1,100	41,195
272,967
Road & Rail 1.4%
Burlington Northern Santa Fe Corp.	1,700	44,217
Swift Transportation Co., Inc. *	1,900	38,034
Union Pacific Corp.	900	53,883
136,134
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
INFORMATION TECHNOLOGY 13.9%
Communications Equipment 2.0%
Cisco Systems, Inc. *	10,075	$ 131,982
Nokia Corp., ADR	4,025	62,388
194,370
Computers & Peripherals 3.4%
Dell Computer Corp. *	2,550	68,187
Hewlett-Packard Co.	4,450	77,252
International Business Machines Corp.	1,825	141,438
Lexmark International Group, Inc., Class A *	750	45,375
332,252
Electronic Equipment & Instruments 0.5%
Thermo Electron Corp. *	2,450	49,294
IT Consulting & Services 1.0%
Affiliated Computer Services, Inc., Class A *	1,925	101,351
Semiconductor Equipment & Products 3.0%
Altera Corp. *	3,025	37,329
Applied Materials, Inc. *	3,750	48,862
Intel Corp.	7,075	110,158
Texas Instruments, Inc.	6,525	97,940
294,289
Software 4.0%
Microsoft Corp. *	5,450	281,765
Oracle Corp. *	10,175	109,890
391,655
MATERIALS 2.9%
Chemicals 1.6%
PPG Industries, Inc.	1,025	51,404
Praxair, Inc.	1,850	106,874
158,278
Containers & Packaging 0.8%
Pactiv Corp. *	3,750	81,975
Metals & Mining 0.5%
Alcoa, Inc.	2,150	48,977
TELECOMMUNICATION SERVICES 3.1%
Diversified Telecommunication Services 3.1%
AT&T Corp.	1,405	36,685
BellSouth Corp.	2,550	65,968
SBC Communications, Inc.	2,700	73,197
Verizon Communications, Inc.	3,250	125,937
301,787
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
UTILITIES 1.0%
Electric Utilities 1.0%
Dominion Resources, Inc.	925	$ 50,782
FPL Group, Inc.	750	45,098
95,880
Total Common Stocks		9,457,103
SHORT-TERM INVESTMENTS 3.8%
MUTUAL FUND SHARES 3.8%
Evergreen Institutional U.S. Government Money Market Fund (o)	371,319	371,319
Total Investments (cost $10,500,011) 100.1%		9,828,422
Other Assets and Liabilities (0.1%)		(11,482)
Net Assets 100.0%		$ 9,816,940

*	Non-income producing security
(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.

Summary of Abbreviations
ADR	American Depository Receipt

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 10,500,011
Net unrealized losses on securities	(671,589)

Market value of securities	9,828,422
Dividends and interest receivable	10,130
Prepaid expenses and other assets	18

Total assets	9,838,570

Liabilities
Advisory fee payable	328
Due to other related parties	54
Accrued expenses and other liabilities	21,248

Total liabilities	21,630

Net assets	$ 9,816,940

Net assets represented by
Paid-in capital	$ 15,435,762
Undistributed net investment income	104
Accumulated net realized losses on securities	(4,947,337)
Net unrealized losses on securities	(671,589)

Total net assets	$ 9,816,940

Net assets consists of
Class 1 *	$ 9,454,921
Class 2	362,019

Total net assets	$ 9,816,940

Shares outstanding
Class 1 *	1,636,496
Class 2	62,640

Net asset value per share
Class 1 *	$ 5.78
Class 2	$ 5.78

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Dividends (net of foreign withholding tax of $71)	$ 136,875
Interest	7,199

Total investment income	144,074

Expenses
Advisory fee	69,000
Distribution Plan expenses	131
Administrative services fees	11,312
Transfer agent fee	329
Trustees’ fees and expenses	285
Printing and postage expenses	33,279
Custodian fee	4,689
Professional fees	15,646
Other	3,825

Total expenses	138,496
Less: Expense reductions	(95)
Fee waivers	(27,534)

Net expenses	110,867

Net investment income	33,207

Net realized and unrealized gains or losses on securities
Net realized losses on securities	(1,443,502)
Net change in unrealized gains or losses on securities	(1,401,405)

Net realized and unrealized gains or losses on securities	(2,844,907)

Net decrease in net assets resulting from operations	$ (2,811,700)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 33,207		$ 35,384
Net realized losses on securities		(1,443,502)		(2,476,855)
Net change in unrealized gains or losses on securities		(1,401,405)		542,072

Net decrease in net assets resulting from operations		(2,811,700)		(1,899,399)

Distributions to shareholders from
Net investment income
Class 1 *		(32,105)		(39,715)
Class 2		(988)		0

Total distributions to shareholders		(33,093)		(39,715)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class 1 *	435,999	2,825,814	853,571	6,790,456
Class 2	69,055	403,806	0	0

		3,229,620		6,790,456

Net asset value of shares issued in reinvestment of distributions
Class 1 *	4,631	26,861	3,973	29,239
Class 2	170	988	0	0

		27,849		29,239

Payment for shares redeemed
Class 1 *	(532,483)	(3,410,625)	(119,566)	(888,706)
Class 2	(6,585)	(37,820)	0	0
		(3,448,445)		(888,706)

Net increase (decrease) in net assets resulting from capital share transactions		(190,976)		5,930,989

Total increase (decrease) in net assets		(3,035,769)		3,991,875
Net assets
Beginning of period		12,852,709		8,860,834

End of period		$ 9,816,940		$ 12,852,709

Undistributed net investment income		$ 104		$ 0

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen VA Blue Chip Fund (the “Fund”) is a diversified series of Evergreen Variable Annuity Trust (the “Trust”), a Delaware business trust organized on December 23, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Fund may only be purchased by insurance companies for the purpose of funding variable annuity contracts or variable life insurance policies.

The Fund offers Class 1 and Class 2 shares at net asset value without a front-end sales charge or contingent deferred sales charge; however, Class 2 shares pay an ongoing distribution fee.

Effective at the close of business on July 24, 2002, existing shares of the Fund were renamed Class 1 shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Listed equity securities are usually valued at the last sales price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Short-term securities with remaining maturities of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date or in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

c. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

NOTES TO FINANCIAL STATEMENTS continued

d. Distributions

Distributions to shareholders from net investment income and net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations.

e. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC (“EIMC”), an indirect, wholly-owned subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid an annual fee starting at 0.61% and declining to 0.26% as average daily net assets increase.

During the year ended December 31, 2002, the investment advisor waived its fees in the amount of $27,534 which represents 0.24% of the Fund’s average daily net assets.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Fund with facilities, equipment and personnel and is paid an annual administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

The Fund has placed a portion of its portfolio transactions with brokerage firms that are affiliates of Wachovia. During the year ended December 31, 2002, the Fund paid brokerage commissions of $16,045 to Wachovia Securities, Inc.

4. DISTRIBUTION PLAN

Evergreen Distributor, Inc. (“EDI”), a wholly owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted a Distribution Plan, as allowed by Rule 12b-1 of the 1940 Act, for Class 2 shares. Under the Distribution Plan, distribution fees are paid at an annual rate of 0.25% of the average daily net assets for Class 2.

NOTES TO FINANCIAL STATEMENTS continued

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $15,668,648 and $15,652,309, respectively, for the year ended December 31, 2002.

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $10,831,640. The gross unrealized appreciation and depreciation on securities based on tax cost was $247,737 and $1,250,955, respectively, with a net unrealized depreciation of $1,003,218.

As of December 31, 2002 the Fund had $4,521,008 in capital loss carryovers for federal income tax purposes with $544,381 expiring in 2008, $2,507,354 expiring in 2009 and $1,469,273 expiring in 2010.

For income tax purposes, capital losses incurred after October 31 within the Fund’s fiscal year are deemed to arise on the first business day of the following fiscal year. The Fund has incurred and will elect to defer post-October losses of $94,700.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows the funds to borrow from, or lend money to, other participating funds. During the year ended December 31, 2002 the Fund did not participate in the interfund lending program.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Undistributed Ordinary Income	Unrealized Depreciation	Capital Loss Carryover and Post-October Loss

$104	$1,003,218	$4,615,708

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to wash sales.

The tax character of distributions paid for the year ended ended December 31, 2002 was $33,093 of ordinary income.

8. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian, a portion of fund expenses has been reduced. The Fund received expense reductions from expense offset arrangements of $95,which represents 0.00% of its average daily net assets.

9. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which

NOTES TO FINANCIAL STATEMENTS continued

are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

10. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholders
Evergreen Variable Annuity Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Evergreen VA Blue Chip Fund, a portfolio of Evergreen Variable Annuity Trust, as of December 31, 2002, and the related statement of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods in the three-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen VA Blue Chip Fund, as of December 31, 2002, the results of its operations, changes in its net assets and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

ADDITIONAL INFORMATION (unaudited)

For corporate shareholders, 100.00% of ordinary income dividends paid during the fiscal year ended December 31, 2002 qualified for the dividends received deduction.

TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

560852   2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034